UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

27/F, Kai Yuan Center

No. 5, East Main Street

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On June 4, 2013, AutoChina International Limited (the “Company”) issued a press release providing an update on the Company’s business during the first quarter of 2013. A full copy of the press release is attached here to as Exhibit 99.1.

Attached hereto as Exhibit 99.2 is a Notice of Annual Meeting of Shareholders and Proxy Statement of the Company relating to the Company’s 2013 Annual Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the proxy statement because it contains important information about the Company and 2013 Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained without charge at the Company’s website at http://www.ir-site.com/autochinaintl/sec.asp or by directing a request to:

AutoChina International Limited
27/F, Kai Yuan Center
No. 5, East Main Street
Shijiazhuang, Hebei
People’s Republic of China
Attention: Corporate Secretary

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 4, 2013
99.2	Final Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: June 6, 2012	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 4, 2013
99.2	Final Proxy Statement